June 24, 2008

Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	BioMimetic Therapeutics, Inc. (File No. 000-51934)

Dear Ms. Tillan:

This letter responds to the additional comments raised by the Staff in its second comment letter to BioMimetic Therapeutics, Inc. (the “Company”) dated June 10, 2008 in connection with the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007 filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 12, 2008 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2008 filed on May 9, 2008 (the “Form 10-Q”).

Below we have noted the Staff’s comment in bold face type and the response in regular type.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Financial Statements, page 1

Note 10. Fair Value Measurements, page 8

1.

We note your response to prior comment 2 in our letter dated May 16, 2008 that you intend to hold the auction rate securities for the next 12 months and that you do not anticipate having to obtain liquidity from the investments until after March 31, 2009. However, you also indicate in the same response that “the reasonable expected recovery period varies for these auction rate securities, from a period of six months to 18 months....” Please reconcile these two timeframes and clarify why you believe you have the intent and ability to retain the investment in ARSs for a period of time sufficient to allow for any anticipated recovery in market value if that recovery does not occur in 18 months.

To clarify our previous response, our reference to not anticipating having to obtain liquidity from the investments until after March 31, 2009 simply indicated the basis for classifying the investments as long-term at March 31, 2008. In addition, the Company does not expect to need liquidity of all securities at March 31, 2009, but over a period after March 31, 2009. In response to your question about retaining the investments for longer than 18 months in order to obtain recovery of fair value, based on discussions with banks and broker-dealers, the Company believes that it can obtain liquidity by borrowing against these securities, if that were to become necessary. The Company has the intent and ability to hold the investments during the expected recovery period (18 months), but does not have the ability or intent to hold the securities to maturity because the maturities range from 22 years to 38 years. Also, please see our response to comment 6 below.

2.

As noted in paragraph 17(b)(5) of FSP 115-1, you should disclose the evidence you considered in reaching your conclusion that the ARSs are not other-than-temporarily impaired. Please revise future filings to include this disclosure.

The Company will revise future Exchange Act filings to disclose the evidence that it considered in determining whether the auction rate securities are or are not other-than-temporarily impaired.

3.

In your analysis of the expected recovery period you list 6 factors that you relied upon in determining that the recovery period is between six and 18 months. Please tell us how you used each of the factors listed in determining a recovery period and the recovery period indicated by each factor.

The Company considered the 6 factors as a whole in determining the expected recovery period and did not assign a separate period of time to each such factor. However, generally, the Company considered heavily the strong collateralization and creditworthiness of the counterparties, along with consultations with financial advisors and expected market activity (see our further response in comment 6 below). Our six to 18 months was not a mathematical computation but rather a judgment and our best estimate based on our evaluation of numerous factors. We will revise future filings to include information about our evaluation and any updates.

4.

Please refer to prior comment 3. We note your response. In order to assist us in evaluating your response, please tell us any other key terms of the auction rate securities that have not been disclosed such as maturity dates, auction reset provisions and interest rate provisions.

The Company will provide additional disclosure regarding the key terms of the securities in future filings. Please refer to Exhibit A for a summary of these key terms.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies and Estimates, page 22

Investments in Marketable Securities, page 25

5.

Please refer to prior comment 6. We asked you to revise future filings to discuss the significant assumptions (such as the liquidity discount) underlying your use of the income-approach model in valuing the auction rate securities. Your response noted that “[t]he Company believes that its disclosure in this area is appropriate given the complexities of the market, the judgmental nature of the assumptions and the rapidly changing market dynamics.” Please tell us in more detail why you believe that disclosure of the assumptions provided in your response would not be helpful for investors. Given the factors cited in your response (i.e., the complexities of the market, the judgmental nature of the assumptions and the rapidly changing market dynamics), it would seem that the additional information about significant assumptions underlying your validation would be very useful information for an investor.

Upon further consideration of the Staff’s comments, we agree that additional information would be useful for an investor. The Company will revise future Exchange Act filings to disclose its significant assumptions.

6.

Further, please tell us about your analysis of the risks associated with the uncertainties in the market. Discuss further your analysis of the expected market activity (i.e., refinancings, secondary market activities, etc.)

The Company consulted with its financial advisors and various investment firms regarding the market activity. In February 2008, auctions began to fail. According to Moody’s, only 13 auctions failed between 1984 (when auction rate securities were introduced) and 2006. The Company believes the failed auctions are the result of liquidity issues in the market, rather than underlying credit concerns. While there has been limited refinancing of auction rate securities, the Company assumed that the higher interest rates that must be paid following auction failures would force the issuers of auction rate securities to restructure their auction rate securities in order to avoid the higher interest rates. Our assumptions and analysis of the expected market activity have been confirmed by the following refinancing activities that have recently been announced:

•	On April 14, 2008, the City of Houston, Texas refinanced $1.3 billion of auction rate securities and issued variable rate demand notes.
•	The South Carolina Student Loan Corporation announced that it expects to refund $275 million of auction rate bonds and issue Student Loan Backed Notes by June 30, 2008.
•

The Kentucky Higher Education Student Loan Corporation (“KHESLC”) announced the sale and issuance of $300 million in Student Loan Revenue Bonds. The proceeds will be applied to refunding and conversion of auction-rate securities. While the refunding and conversion will not apply to the $1.6 million of KHESLC auction rate securities held by the Company, it does indicate the willingness of KHESLC to address the auction rate failures and provide relief to its investors.

•	The North Carolina State Education Assistance Authority announced that it expects to refund $690 million of auction rate bonds by June 30, 2008.
•

The Missouri Higher Education Authority (“MHEA”) disclosed plans for using the secondary market to provide relief to investors holding its auction rate securities. The Company holds $5.5 million in auction rate securities issued by MHEA.

Since March 31, 2008, several government agencies have provided regulatory relief in connection with various segments of the auction rate securities market, which is providing more liquidity and may indicate that similar relief may be forthcoming for other segments of the auction rate securities market.

7.

Also, with respect to your liquidity discount, please tell why you are basing the discount on LIBOR and how you determined that the discount is between 125 to 300 basis points. Given the range cited, please tell us the actual discount rate used for your valuation.

Generally, the Company based the discount on LIBOR because most of its auction rate securities included interest rate terms or maximum rate terms based on LIBOR. The Company obtained a copy of a CitiGroup report titled “Parity Ratios in Student Loan Auction Rate Securities,” dated April 24, 2008, that sets forth cash flow information, parity ratios, and additional information about auction rate securities. The report provides cash flow guidance on various market sectors, so the Company reviewed the report and selected the Auto and Credit Card market sectors as the benchmark for its analysis. Based on these sectors, the Company selected its liquidity discount rate to be 125 to 300 basis points over LIBOR. Different liquidity discount rates were assigned based on the Company’s assessment of the quality of the investments. The quality of each investment was based on its parity ratio. The Company will continue to monitor the quality of its auction rate securities and update its quality assessment and liquidity discount rates as appropriate.

The Company analyzed and assigned a liquidity discount rate to each auction rate security. As a result, $24,600,000 of auction rate securities were assigned a discount rate of 125 basis points over LIBOR, $23,900,000 were assigned a discount rate of 225 basis points over LIBOR, and $11,500,000 were assigned a discount rate of 300 basis points over LIBOR.

8.

Please refer to prior comment 7. Your response notes that “[t]he Company cannot predict how or when the principal on these securities will become available.” However, it appears that you have made assumptions in this regard which are underlying your FSP 115-1 analysis. As such, please tell us how and when you expect the principal on the securities to become available (e.g., successful auction, maturity, redemption, etc.)

To clarify, the Company’s prior response was only a reference to the uncertainty in the market. The Company will continue to analyze and evaluate changes in market circumstances. As discussed in response 6 above, the Company believes that redemptions will occur as issuers of auction rate securities refinance their auction rate securities into fixed rate notes or bonds to avoid the higher (penalty) interest rates. The Company made assumptions in our FSP 115-1 analysis that the redemptions will begin to occur within 18 months and that secondary markets will develop for those securities that are not redeemed.

Acknowledgements

9.

We note that the acknowledgements previously requested in our May 16, 2008 were included within the response letter signed by the company’s legal counsel dated May 29, 2008. Please provide the acknowledgements in a separate letter signed by an authorized company representative.

A letter signed by the Company’s Chief Financial Officer is included in this response.

**********************************************

We appreciate in advance your time and attention to our responses. We look forward to having an opportunity to review and discuss our responses with you once you have had an opportunity to review them. Should you have any additional questions or concerns, please call me at 615-236-4402.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Larry Bullock

Larry Bullock, CFO

cc:	Anna T. Pinedo, Esq.

Earl Douglas, Esq.

Jonathan Weaver

Art Foster

Kristin Lochhead

Samuel E. Lynch, D.M.D., D.M.Sc.

BioMimetic Therapeutics, Inc.	Exhibit A

Date of Purchase	Issuer:	Reset Period	Par	Original Maturity	Moody Rating as of 3/31/08	S&P Rating as of 3/31/08	Fitch Rating as of 3/31/08	Credit Enhancement	FFELP%	MBIA Insured	Estimated Maximum Interest Rate Calculations (see note (A))
02/07/08	Arkansas State Student Loan Authority	28 days	$4,300,000.00	6/1/2030	Aaa	N.A.	AAA	Guaranteed Student Loans	100%	N/A	LIBOR + 300 points
01/15/08	Brazos Higher Education Authority, Inc.	7 days	$2,000,000.00	6/25/2043	Aaa	AAA	AAA	Guaranteed Student Loans	100%	N/A	LIBOR + 150 points
02/23/07	Brazos Student Finance Corporation	28 days	$4,000,000.00	3/1/2040	Aaa	N.A.	AAA	Guaranteed Student Loans	100%	N/A	LIBOR + 150 points
08/16/07	Colorado Student Obligation Bond Authority	28 days	$4,000,000.00	12/1/2034	Aaa	AAA	AAA	Guaranteed Student Loans	100%	N/A	LIBOR + 150 points
01/10/08	Colorado Student Obligation Bond Authority	28 days	$2,000,000.00	12/1/2037	Aaa	AAA	AAA	Guaranteed Student Loans	100%	N/A	LIBOR + 350 points
03/07/07	Connecticut Student Loan Foundation	28 days	$4,000,000.00	6/1/2034	N.A.	AAA	AAA	Guaranteed Student Loans	100%	N/A	T-Bill + 150 points
01/09/08	Connecticut Student Loan Foundation	28 days	$2,000,000.00	6/1/2034	N.A.	AAA	AAA	Guaranteed Student Loans	100%	N/A	T-Bill + 150 points
01/11/08	Educational Funding of the South, Inc.	28 days	$6,000,000.00	12/1/2035	Aaa	N.A.	AAA	Guaranteed Student Loans	100%	N/A	LIBOR + 200 points
10/05/07	Kentucky Higher Education Student Loan	28 days	$1,200,000.00	6/1/2034	N.A.	AAA	AAA	Guaranteed Student Loans	100%	N/A	T-Bill + 120 points
11/02/07	Kentucky Higher Education Student Loan	28 days	$400,000.00	6/1/2034	N.A.	AAA	AAA	Guaranteed Student Loans	100%	N/A	T-Bill + 120 points
03/15/07	Midwestern University Foundation	28 days	$4,000,000.00	10/1/2037	N.A.	AAA	AAA	Guaranteed Student Loans	100%	N/A	T-Bill + 125 points
01/17/08	Midwestern University Foundation	28 days	$2,000,000.00	10/1/2037	N.A.	AAA	AAA	Guaranteed Student Loans	100%	N/A	T-Bill + 125 points
10/25/07	Minnesota State Higher Education Services	28 days	$2,800,000.00	5/1/2038	Aaa	N.A.	AAA	Guaranteed Student Loans/MBIA insured	0%	100%	LIBOR + 125 points
08/30/07	Minnesota State Higher Education Services	28 days	$1,300,000.00	5/1/2038	Aaa	N.A.	AAA	Guaranteed Student Loans/MBIA insured	0%	100%	LIBOR + 125 points
03/20/07	Missouri Higher Education Loan Authority	28 days	$3,500,000.00	6/1/2031	Aaa	N.A.	AAA	Guaranteed Student Loans	100%	N/A	T-Bill + 120 points
01/11/08	Missouri Higher Education Loan Authority	28 days	$2,000,000.00	9/1/2043	Aaa	N.A.	AAA	Guaranteed Student Loans	100%	N/A	T-Bill + 120 points
02/05/08	Oklahoma State Student Loan Authority	28 days	$4,500,000.00	6/1/2030	Aaa	AAA	AAA	Guaranteed Student Loans/MBIA insured	100%	100%	T-Bill + 125 points
01/18/08	Pennsylvania State Higher Education Assistance Agency	28 days	$2,000,000.00	12/1/2045	Aaa	N.A.	AAA	Guaranteed Student Loans	100%	N/A	LIBOR + 100 points
02/27/07	Pennsylvania State Higher Education Assistance Agency	28 days	$4,000,000.00	10/1/2042	Aaa	N.A.	AAA	Guaranteed Student Loans	100%	N/A	LIBOR + 100 points
03/13/07	Utah State Board of Regents	28 days	$2,000,000.00	11/1/2040	Aaa	AAA	N.A.	Guaranteed Student Loans	100%	N/A	LIBOR + 100 points
01/10/08	Utah State Board of Regents	28 days	$2,000,000.00	5/1/2046	Aaa	AAA	N.A.	Guaranteed Student Loans	100%	N/A	LIBOR + 100 points
			$60,000,000.00
NOTE (A):

The interest rate calculations set forth in the Official Statements are based on various factors. Based on an analysis of each of the documents, the Company made certain assumptions regarding these factors. Generally, the maximum rate is expected to be a spread over LIBOR or the 91 day T-Bill rate.